VIA EDGAR	January 26, 2016

Mara L. Ransom Assistant Director U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549-7010

Re:	Koninklijke Ahold N.V.
Registration Statement on Form F-4
Filed January 22, 2016
File No. 333-209098

Dear Ms. Ransom:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Koninklijke Ahold N.V., also known as Royal Ahold (“Ahold”), hereby requests acceleration of the effectiveness of the Registration Statement on Form F-4 referred to above (the “Registration Statement”), so that it will become effective at 11:00 a.m. Eastern Standard Time on January 28, 2016 or as soon thereafter as is practicable.

In connection with the foregoing request for acceleration of effectiveness, Ahold hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve Ahold from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	Ahold may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Alan M. Klein (Tel. (212) 455-3188; aklein@stblaw.com) or Sebastian Tiller (Tel. (212) 455-3956; stiller@stblaw.com) of Simpson Thacher & Bartlett LLP with any questions you may have regarding this request. In addition, please notify Mr. Klein or Mr. Tiller when this request for acceleration has been granted.

KONINKLIJKE AHOLD NV.

By: /s/ Jeff Carr

Name: Jeff Carr

Title:   Executive Vice President and Chief

            Financial Officer